Ms. Anne Parker
Assistant Director

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 3, 2018

Re:	Legion M Entertainment, Inc.
Form 1-A filed August 1, 2018
File No. 024-10877

Dear Ms. Parker:

Thank you for your comments of September 17, 2018 regarding the Offering Statement of Legion M Entertainment, Inc. (the “company”). We appreciate the opportunity to respond to your comments.

Amended Form 1-A filed on August 31, 2018
General

1.	We note your response to our prior comment 3. Pursuant to Rule 255(b)(4) you must continue to update the URL on your Wefunder page so that it represents the most recent version of the preliminary offering circular. Please update the link and confirm that you will continue to do so upon filing any amendments to your offering circular. In that regard we note that you filed an updated offering circular on August 31, 2018 but that the URL on your Wefunder page is for your filing on August 1, 2018.

The company has updated the link on the Wefunder page and the company intends to continue to update the link with each amendment to its offering circular.

2.	We note your response to our prior comment 5. In an appropriate place in your offering circular, please discuss the scope of the exclusive forum provision found in your subscription agreement. In addition, discuss how the Los Angeles and San Francisco exclusive forum provision in your subscription agreement is intended to operate given the Delaware exclusive forum provisions in your charter and bylaws.

We have amended the subscription agreement to change the exclusive forum provision to the Court of Chancery in the State of Delaware. In addition, we have added a discussion in the “Securities Being Offered – All Classes of Common Stock - Forum Selection Provisions” section.

3.	We note that Section 7 of your subscription agreement contains a waiver of the right to jury trial. Please revise your offering statement to fully describe the provision and provide a risk factor regarding the impact of the provision on the rights of investors. Explain the extent to which the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering. In addition, describe specifically the basis for your belief that this provision is enforceable under federal and state law. In addition, please clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision. Finally, to the extent the provision applies to claims under the federal securities laws, please revise the disclosure and the form of subscription agreement to state that by agreeing to the provision, investors will not be deemed to have waived your compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.

We have amended our offering document by adding a risk factor entitled, “Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement” and adding additional disclosure to the “Plan of Distribution and Selling Securityholders – Process of Subscribing” section. In addition, as the provision applies to claims under federal securities laws, we have accordingly revised Section 7 in the subscription agreement.

4.	We note that your forum selection provisions in your certificate of incorporation and bylaws identify the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If these provisions do not apply to actions arising under the federal securities laws, please also ensure that the exclusive forum provision in each of your governing documents states this clearly.

We have revised the disclosure in “Securities Being Offered – All Classes of Common Stock - Forum Selection Provisions” and the company has amended the exclusive forum provisions in its governing documents to clarify that the provisions do not apply to suits brought to enforce any duty or liability created by the Exchange Act and the rules and regulation thereunder.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Legion M Entertainment, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Paul Scanlan

Co-Founder and Chief Executive Officer

Legion M Entertainment, Inc.